Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. - Name and Address of Reporting Issuer

ImmunoPrecise Antibodies Ltd. (the Company or IPA)

3204 - 4464 Markham Street,

Victoria, British Columbia

V8Z 7X8

Item 2. - Date of Material Change

April 13, 2022

Item 3. - News Release

A news release with respect to the material change referred to in this report was disseminated by the Company on April 14, 2022 and filed on SEDAR and EDGAR.

Item 4. - Summary of Material Change

On April 14, 2022, the Company announced that it has completed its previously announced acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as "BioStrand"), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV.

Item 5. - Full Description of Material Change

ImmunoPrecise Netherlands BV acquired all of the issued and outstanding shares of Idea Family BV, a private limited liability company holding 75.01% of the issued and outstanding shares of BioStrand, as well as the remaining 24.99% of the issued and outstanding shares of BioStrand.

At closing, the Company paid a consideration of approximately € 20 million, consisting of an aggregate of 4,077,774 common shares of IPA, representing approximately € 16,265,500 based on the thirty-day volume-weighted average price of the common shares ending on the trading day immediately prior to the closing; and a cash payment of approximately € 3,734,500. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12 million.

An investment consideration will also be provided by IPA to BioStrand in an aggregate amount of € 6 million over a period of 3 years, for operation expenses, development of BioStrand's platform, and correction of deficiencies.

The common shares issued are subject to a statutory resale restriction pursuant to Canadian securities laws, as well as a contractual escrow agreement entered into on closing between the vendors, IPA, and an escrow agent, providing for the gradual release of the common shares over a 3-year period.

Please see the attached press release dated April 14, 2022 for a full description of the material change.

Item 6. - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. - Omitted Information

Not applicable.

Item 8. - Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Jennifer Bath

Chief Executive Officer

(250) 483-0308

Item 9. - Date of Report

April 22, 2022

Schedule A

IPA Completes Acquisition of Belgian Technology Companies BioStrand, BioKey, and BioClue - Adding Artificial Intelligence-Driven Analytics to its Antibody Discovery Capabilities and Offerings

VICTORIA, British Columbia--(BUSINESS WIRE)--April 14, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the "Company" or "IPA") (NASDAQ: IPA) (TSXV: IPA) is pleased to announce that it has completed its previously announced acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as "BioStrand"), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV.

"Uniting BioStrand and IPA reflects the Company's commitment to acquiring truly transformative technologies that leapfrog traditional competencies driving the development of safe and effective antibody therapies. For several years IPA's team has scrutinized artificial intelligence (AI) and machine learning technologies, in search of capabilities that don't simply give a nod to an opaque use of computationally-driven analyses, nor incremental and limited additions to currently existing research tools, but instead change the trajectory of personalized medicines and the philosophy behind what is truly meaningful for the future of AI in the life sciences," commented Dr. Jennifer Bath, CEO of IPA.

"With BioStrand joining the IPA family, we rewrite the future of biotherapeutic discovery, providing access to unique and rapid in silico technologies that unequivocally improve the specificity and design of biotherapeutics," Dr. Bath continued. "This is achieved, in part, using patent-pending technologies that identify, define, and code finite and unique fingerprints representing structures and functions present in all omic data. Together, we share a common vision and unique strengths using the power of rapidly analyzed genomic, transcriptomic, and proteomic data, combined with natural language processing, to understand the structural and functional basis of diseases, and to develop life-saving precision medicines. Our combined capabilities move us closer to more precise and powerful individualized therapies with an aim of changing the way therapies are designed, approved, and prescribed."

Details of the Transaction

ImmunoPrecise Netherlands BV acquired all of the issued and outstanding shares of Idea Family BV, a private limited liability company holding 75.01% of the issued and outstanding shares of BioStrand, as well as the remaining 24.99% of the issued and outstanding shares of BioStrand. At closing, the Company paid a consideration of approximately € 20 million to the vendors, namely CHARMQUARK EEN, a partnership (maatschap) controlled by Dirk Van Hyfte, CHARMQUARK TWEE, a partnership (maatschap) controlled by Ingrid Brands, and K&E BV, a private limited liability company (besloten vennootschap) controlled by Koen Quaghebeur and Els Paesmans. The consideration consisted of an aggregate of 4,077,774 common shares of IPA, representing approximately € 16,265,500 based on the thirty-day volume-weighted average price of the common shares ending on the trading day immediately prior to the closing; and a cash payment of approximately € 3,734,500.

The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12 million.

An investment consideration will also be provided by IPA to BioStrand in an aggregate amount of € 6 million over a period of 3 years, for operation expenses, development of BioStrand's platform, and correction of deficiencies.

The common shares issued are subject to a statutory resale restriction pursuant to Canadian securities laws, as well as a contractual escrow agreement entered into on closing between the vendors, IPA, and an escrow agent, providing for the gradual release of the common shares over a 3-year period.

Each of BioStrand and its securityholders are arm's length parties to the Company.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies - dynamic scientists and business advisors- to optimize antibody discovery and development against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

About BioStrand BV, BioKey BV, and BioClue BV

BioStrand, BioKey, and BioClue are private limited liability companies, incorporated under the laws of Belgium, and are active in the field of bioinformatics and biotechnology. BioStrand's focus is on handling of biological sequences, and generating biological sequence information, software development, algorithms, data visualization and visual analytics. Potential applications are in the field of molecular diagnostics, point of care testing, in depth analysis for drug development, prediction, construction and adaptation of biopolymer sequences as well as a product, service, or tool which stores this information in a database.

The business of BioKey is related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare the processed biological sequences.

BioClue focuses on technology for performing secondary analysis, consisting of read mapping / assembly and immediate identification of variations, as well as on products, services and tools related to the developed technology, primarily aimed at determining biological sequences in proteins, RNA and DNA, including through mass spectrometry, sequencing, microarray or hybrid microarray system technologies.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the launch of sequencing technologies and in silico discovery platforms and expectations regarding the impacts thereof, the contingent earn-out consideration, the form and use of the investment consideration provided by IPA to BioStrand, expectations regarding synergies from the transaction and the ability to integrate BioStrand into the Company's business, and the projected impact of completion of the transaction on the Company's business, financial conditions and results. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, those risks discussed in the Company's Annual Information Form dated July 27, 2021 (which may be viewed on the Company's profile at www.sedar.com) and the Company's Form 40-F, Amendment No. 1 dated September 28, 2021 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies

Contacts

Investor Contact

LifeSci Advisors

John Mullaly

Email: jmullaly@lifesciadvisors.com